Mainline Securities, LLC
(A wholly-owned limited liability company of
Mainline Investment Partners, LLC)

Financial Statements and Supplemental
Information
December 31, 2019

Mainline Securities, LLC
(A wholly-owned limited liability company of Mainline Investment Partners, LLC)

Financial Statements and
Supplemental Information
December 31, 2019

Mainline Securities, LLC
(A wholly-owned limited liability company of Mainline Investment Partners, LLC)

Contents

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...... 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69544

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mainline Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

308 East Lancaster Avenue, Suite 300
(No. and Street)

Wynnewood	Pennsylvania	19096
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Adams (610) 896-3057
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

Ten Penn Center, 1801 Market Street, Suite 1700	Philadelphia	Pennsylvania	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Adams _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mainline Securities, LLC _____, as of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                Signature

Chief Financial Officer
_____
                                                Title

Commonwealth of Pennsylvania - Notary Seal
DONNA M. RITTERSHAUSEN, Notary Public
Montgomery County
My Commission Expires December 24, 2021
Commission Number 1008985

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Mainline Securities, LLC
(A wholly-owned limited liability company of Mainline Investment Partners, LLC)

Statement of Financial Condition

December 31,		2019
Assets		
Current Assets		
Cash	$	204,682
Placement fee receivable		42,188
Prepaid expenses		25,927
Total Current Assets	$	**272,797**
Non Current Assets		
Operating lease right-of-use asset, net		11,747
Total Non Current Assets		**11,747**
Total Assets	$	284,544
Liabilities and Member's Capital		
Current Liabilities		
Accounts payable and accrued expenses	$	59,548
Due to affiliated entities		52,398
Operating lease liability		5,781
Deferred revenue		37,500
Total Current Liabilities	$	**155,227**
Non Current Liabilities		
Operating lease liability		6,075
Total Non Current Liabilities		**6,075**
Total Liabilities		161,302
Member's Capital		123,242
Total Liabilities and Member's Capital	$	284,544

The accompanying notes are an integral part of these financial statements.

Mainline Securities, LLC
(A wholly-owned limited liability company of Mainline Investment Partners, LLC)

Statement of Operations

Year Ended December 31,		2019
Revenue		
Placement fees	$	123,750
Insurance commissions		9,151
Other income		3,589
Total Revenue		136,490
Expenses		
Administrative services		138,658
Professional fees		76,547
Commissions		4,574
Insurance expense		18,102
Other		14,930
Total Expenses		252,811
Net Loss	$	(116,321)

The accompanying notes are an integral part of these financial statements.

Mainline Securities, LLC
(A wholly-owned limited liability company of
Mainline Investment Partners, LLC)

Statement of Changes in Member's Capital

Year Ended December 31,		2019
Balance, January 1, 2019	$	189,563
Contribution from Member		75,000
Distribution to Member		(25,000)
Net loss		(116,321)
Balance, December 31, 2019	$	123,242

Mainline Securities, LLC
(A wholly-owned limited liability company of Mainline Investment Partners, LLC)

Statement of Cash Flows

Year Ended December 31,	2019
Cash Flows from Operating Activities	
Net loss	$ (116,321)
Adjustments to reconcile net loss to net cash utilized in operating activities:	
Right-of-use asset amortization	5,236
Changes in operating assets and liabilities:	
Increase in Placement fee receivable	(42,188)
Decrease in Due from affiliated entity	29
Increase in Prepaid expenses	(4,459)
Increase in Accounts payable and accrued expenses	25,370
Increase in Due to affiliated entities	2,903
Decrease in Operating lease liability	(5,127)
Increase in Deferred revenue	37,500
Net Cash Utilized in Operating Activities	(97,057)
Cash Flows from Financing Activities	
Contribution from Member	75,000
Distribution to Member	(25,000)
Net Cash Provided by Financing Activities	50,000
Net decrease in cash	(47,057)
Cash, Beginning of Year	251,739
Cash, End of Year	$ 204,682

The accompanying notes are an integral part of these financial statements.

1. Organization

Mainline Securities, LLC ("Company") was established on August 18, 2014 and is organized under the laws of the state of Delaware. Effective March 28, 2016 the Company registered as a broker-dealer under the Securities Exchange Act of 1934, as amended. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3k(2)(i). The Company is wholly-owned by Mainline Investment Partners LLC ("MLIP" or "Member"). The primary business of the Company is to provide assistance in capital raises for private placement offerings and with selling of various financial insurance products.

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies applied by management in the preparation of the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASU 2014-09, *Revenue from Contracts with Customers,* which creates a framework for recognizing revenue from contracts with customers that fall within its scope. This revenue standard requires that the Company identify contracts with a customer, evaluate performance obligations in the contracts, determine the transaction price, allocate the transaction price to the performance obligations in the contracts and determine when the performance obligations were satisfied to allow revenue recognition. The Company has elected a practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred due to its expectation that the amortization period of the asset otherwise recognized would be less than one year. Disaggregation of revenue by type of service provided can be found on the statement of operations for the year ended December 31, 2019. Revenues from contracts with customers within the scope of this guidance include:

Placement Fees

The Company enters into placement agreements with sponsors related to private placement of securities which specifies the transaction fees to be paid. Placement fees are earned when an investor is admitted into the issuing entity by the sponsor. Upon this acceptance, the Company has determined that the performance obligation has been satisfied and there are no other obligations that the Company needs to fulfill. Payment for the placement fee revenue is also due upon acceptance or as stated in the terms of the placement agreement. As of December 31, 2019, the Company has extended the offering period with one of its sponsors into 2020. This fixed fee placement is being recognized as revenue on a prorated basis as each closing occurs and any remaining deferred revenue balance related to this non-refundable fee will be recognized as revenue upon expiration of the offering period. The Company has recorded deferred revenue of

$37,500 representing the allocated portion of fees received for placement agreements that have not yet expired as of December 31, 2019.

Commission Fees

Commission fees earned from the original sale and renewal of universal life and annuity insurance products are recognized upon the acceptance by the insurance company. Upon the acceptance of the original sale, the Company has determined that its performance obligation to provide a qualified insured candidate has been satisfied and there are no ongoing obligations that the Company is required to fulfill. Renewal fees are variable consideration which are contingent upon the insured electing to continue coverage. The Company does not believe this contingency is in its influence which fully constrains renewal revenues until this uncertainty is resolved. There are no additional performance obligations associated with earning renewal fees. Commission fees are a specified percentage of the commission schedule with the carrier and payments are timely received from the customer. During 2019, the Company recognized approximately $9,000 of renewal commission income from past performance obligations.

Income Taxes

The Company is a single-member Limited Liability Company ("SMLLC") and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under FASB ASC 740, "Income Taxes". The Company's taxable income is reported in the tax return of its single member, MLIP.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant in the jurisdictions where it is required to file income tax returns requiring recognition in the statement of financial condition. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2019, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits.

The Company believes its tax status as a pass through entity would be sustained under Federal, state, or local income tax examination. The Company is subject to examination by taxing authorities in various jurisdictions. The open tax years subject to examination vary by jurisdiction but in general are the preceding three years. The Company is not currently under examination by any taxing authority.

Recent Accounting Pronouncements

On January 1, 2019, the Company adopted ASU 2016-02 Leases, using the modified retrospective method to recognize the right of use asset and lease liability related to the operating lease for office space. The Company elected the package of practical expedients permitted under the transition guidance which allowed the company to carryforward the historical lease classification. The Company will not record an operating lease right-of-use ("ROU") asset and corresponding lease liability for leases with an initial term of twelve months or less and recognizes lease expense for these leases as incurred over the lease term. The Company does not have a public credit rating and as such used a corporate yield consistent with tenant underwriting for a commensurate company

and term of its lease as its incremental borrowing rate in determining the present value of lease payments. Lease expense is recognized on a straight-line basis over the lease term. The Company's lease arrangement does not have lease and non-lease components which are accounted for separately. Adoption of this standard resulted in recording a right of use asset and liability of approximately $17,000 based on the present value of lease payments over the lease term. As of December 31, 2019, approximately $5,236 of the Company's operating lease ROU asset had been amortized (see Note 5).

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments-Credit Losses (Topic 326)." The updated guidance requires the recognition of credit losses on financial instruments based on an estimate of expected losses, replacing the incurred loss model in the prior guidance. We will adopt the updated accounting guidance prospectively in the first quarter of 2020. The Company does not expect this accounting guidance to have a material impact on its results of operations or financial position.

3. Liquidity

The Company has evaluated the guidance in ASC 205-40 "Going Concern". The Company's financial statements have been prepared assuming that it will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business at least beyond a year from the date the financial statements are issued.

The Company has generated net losses since its inception in 2014 and has reported a net loss of $116,321 and net cash utilized in operating activities of $97,057 for the year ended December 31, 2019, all of which are indicators of a potential going concern uncertainty. The Company is attempting to improve operations and generate sufficient revenue to attain profitability; however, the Company's short term operating results may not be sufficient to meet the Company's operating obligations through March 2, 2021. To address the Company's potential operating shortfall, the Company intends to accept additional capital contributions from its Member. In February 2020, the Company received a $45,000 capital contribution from its Member. While the long-term ability of the Company to continue to operate as a going concern is dependent upon the Company's ability to further implement its business plan and generate sufficient revenue to attain profitability, management's plan to accept additional capital contributions from its Member has alleviated the substantial doubt about the Company's ability to continue as a going concern within one year from the date of issuance of these financial statements.

4. Concentrations

Cash Balances

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company mitigates this risk by only depositing funds with a major institution and has not experienced any losses from maintaining cash account balances in excess of federally insured limits.

Insurance Commissions

The Company derives a portion of its revenue from the placement of universal life and annuity insurance with several insurance carriers. The Company is not bound to exclusivity with any insurance carrier and works with customers to determine the most appropriate policy and carrier. Insurance commissions are earned through a single insurance registered representative. Revenue derived from these carriers for 2019 was as follows:

	Revenue
Insurance Carrier A	45%
Insurance Carrier B	37%
Insurance Carrier C	15%

Placement Fees

The Company earns private equity security placement fees when a client is admitted into an issuing fund. For the year ended December 31, 2019, placement fee revenue was primarily generated from five affiliated private funds in the following composition:

	Revenue
Private Fund A	45%
Private Fund B	12%
Private Fund C	12%
Private Fund D	12%
Private Fund E	10%

As of December 31, 2019, Private Fund A has a placement fee receivable due to the Company of $42,188.

5. Related Party Transactions

Office Sublease

On December 9, 2016, the Company entered into an office sublease agreement with its Member. Under the terms of the agreement, the annual sublease commenced on December 9, 2016 and will renew automatically for five successive one year periods unless either party gives written notice of termination. The Company has assumed that all renewal options will be exercised. In addition to the annual sublease minimum rent ($6,312 with $111 annual increases), the Company will be responsible for their pro-rata share of taxes and operating expenses. During 2019, the Company incurred sublease expenses of $6,649 for amounts incurred under the agreement and is included as part of other expenses in the accompanying statement of operations.

The following table summarizes the Company's operating lease information including future minimum lease payments under the lease as of December 31, 2019:

For the Year Ended December 31, 2019

Operating lease cost	$	6,649
Operating lease - operating cash flows	$	6,540
Remaining lease term		1.94 years
Discount rate		10%

Future minimum lease payments under the lease as were as follows:

As of December 31, 2019

2020	$	6,651
2021		6,338
Total future minimum lease payments		12,989
Less imputed interest		(1,133)
Total liability	$	11,856
Reported as of December 31, 2019		
Current operating lease liability		5,781
Non-current operating lease liability		6,075
Total	$	11,856

Expense Sharing and Administrative Services Agreement

Effective August 17, 2015, the Company entered into an expense sharing and administrative services agreement with its sole member, MLIP, Mainline Investment Advisers, LLC ("MLIA"), Merion Realty Advisers, LLC ("Merion"), and Mainline Private Wealth, LLC ("MLPW"). MLIP, MLIA, Merion, and MLPW are collectively referred to as "Mainline Provider Affiliates." Under the terms of the agreement, the Mainline Provider Affiliates employ personnel who provide services to the Company, including management oversight, back office, and similar support, or from time to time may fund certain other expenses related to the other operation of the Company such as facility rental costs, computer and IT costs, among other, to the Company. During 2019, the Company incurred administrative fees to Mainline Provider Affiliates of $138,658 for amounts incurred under the agreement, $52,398 of which is payable as of December 31, 2019. The Due to affiliated entity are detailed in the accompanying statement of financial condition.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum "net capital" and requires that the ratio of "aggregate indebtedness" to net capital, both as defined, shall not exceed 1500%. At December 31, 2019, the ratio was 130.95%. At December 31, 2019, the Company had net capital, as defined, of $85,568, which was $78,098 in excess of its required net capital of $7,470.

The Company is exempt from the calculation of the reserve requirement under Rule 15c3-3k(2)(i) due to the fact that it carries no margin account, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker-dealer and its customers through a special account for the exclusive benefit of its customers.

7. Subsequent Events

On February 27, 2020, the Company received a capital contribution from its sole member, MLIP, in the amount of $45,000.

Supplemental Information

Mainline Securities, LLC
(A wholly-owned limited liability company of
Mainline Investment Partners, LLC)

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Statement Pursuant to Rule 17a-5(d)(2)(iii)

December 31, 2019

Total Member's Capital from Statement of Financial Condition	$	123,242
Deduct Nonallowable Assets		
Prepaid expenses		25,927
Operating lease right-of-use asset		11,747
		37,674
Net Capital	$	85,568
Minimum net capital required per rule 15c3-1 (greater of $5,000 or 6.67% of aggregate indebtedness of $112,055)	$	7,470
Excess net capital	$	78,098
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum requirement	$	74,363
Aggregate indebtedness from Statement of Financial Condition	$	112,055
Ratio of aggregate indebtedness to net capital		130.95%

Statement Pursuant to Rule 17a-5(d)(2)(iii)

A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital in Part II A of Form X-17A-5 and the computation contained herein.

Mainline Securities, LLC
(A wholly-owned limited liability company of Mainline Investment Partners, LLC)

Management's Exemption Report

Mainline Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3*(k)(2)(i)*.

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

_____
Mainline Securities, LLC

I, <u>John T. Adams</u>, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer
       March 2, 2020